Surna Inc. Reports Third Quarter 2016 Financial Results

BOULDER, CO – Nov. 14, 2016 – Surna Inc. (OTCQB: SRNA), a technology company that engineers equipment for controlled environment agriculture (CEA) with special expertise in cannabis cultivation, reported its financial results for the three and nine months ended September 30, 2016.

“Last week, eight states, including California, initiated legalization of cannabis or expanded their status to include adult recreational use. This is expected to fuel tremendous growth in the CEA equipment market as these states come online in the next few years,” stated Surna’s President and Chief Executive Officer Trent Doucet. “To prepare for this significant increase in demand, we have been strengthening our foundation by improving our infrastructure, customer service policies and project management procedures. Through more efficient cost management, in the third quarter of 2016 compared to the same period in 2015, we increased our gross margin, improved our bottom line and grew our deferred revenue, even though our revenue decreased primarily due to delays in customer readiness to acceptance equipment.

“We are gaining recognition with our energy-efficient solutions coupled with our expertise in climate conditions necessary for optimal product yield. As energy is one of the largest cultivation operating expenses, we believe our technology will provide a significant competitive advantage as the market continues to grow dramatically. Additionally, we are in the process of establishing a regional sales organization and creating recurring revenue streams via service contracts. To that end, we are developing dynamic, proactive management systems to optimize energy usage, maximize equipment reliability, and leverage intelligent equipment that can be easily automated to reliably cultivate crops. Further, we expect to leverage our relationship with Surna-only Sterling Pharms to demonstrate our products and technology. We are very excited about our progress and the expanding opportunity.”

ISIDEO, a LEEDs certified consultant, estimated, using a simulation of the current Surna model, the Hybrid Building may be able to reduce energy by 60% over the course of a year over traditional cultivation. A scale of the Hybrid Building will be exhibited in booth 329 at the Marijuana Business Conference & Expo® in Las Vegas from November 16 to 18.

Results for Third Quarter: 2016 Compared to 2015

●	Revenue was $1.2 million, compared to $3.6 million, primarily due to delays in customer readiness to acceptance equipment. Surna continues to expect quarterly sales will fluctuate due primarily to the timing of state legislation, procedural set up, licensing and general availability.

●	Cost of revenue was $754,000, compared to $3.1 million, due to lower sales and the more efficient cost and supply chain management.

●	Gross margin increased to 35.6%, compared to 14.0%.

●	Operating expenses decreased to $654,000, compared to $1.0 million.

●	SG&A and marketing expenses were reduced to $582,000, compared to $825,000, due to reduced personnel costs and cost containment.

●	Product development costs decreased to $72,000, compared to $224,000 as the Surna Reflector and the Hybrid Building transitioned to production.

●	Operating loss improved to $237,000 from $540,000.

●	Net loss was $669,000, or $0.00 per share, compared to $1.3 million, or $0.01 per share.

Balance Sheet Highlights

Cash on hand was $235,000 at September 30, 2016, compared to $331,000 at December 31, 2015. Deferred revenue increased to $1.4 million at September 30, 2016, from $986,000 at December 31, 2015.

Subsequent to quarter end, on October 31, Surna began private negotiations with certain holders of certain 10% convertible promissory notes and warrants with the goal of reducing indebtedness. Surna anticipates reporting on the results of these negotiations when they are completed.

Results for First Nine Months: 2016 Compared to 2015

Revenue was $5.6 million, compared to $6.2 million. Gross margin, which included the impact of the $455,000 warranty charge in the second quarter, increased to 32.7%, compared to 13.7%. Net loss was $2.1 million, or $0.02 per share, compared to $3.7 million, or $0.03 per share.

Conference Call

Management will review the results on a conference call today, November 14, 2016, at 9:00 a.m. MT/ 11:00 a.m. ET. To access the conference call, please dial 855-327-6837, if calling from the United States or Canada, or 631-891-4304, if calling internationally, and use passcode 10001959.

A replay of the call will be available until November 18, 2016, which can be accessed by dialing 844-512-2921, if calling from the United States or Canada, or 412-317-6671, if calling internationally. Please use passcode 10001959 to access the replay.

The call will be webcast and available at www.surna.com/investor-relations where a transcript of the call will also be provided shortly after it concludes.

About Surna

Surna Inc. (www.surna.com) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, the company’s revenue stream is based on its main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, CO, Surna’s diverse engineering team is tasked with creating novel energy and resource efficient solutions, including the company’s signature water-cooled climate control platform. The company’s engineers continuously seek to create technology that solves the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

Surna’s goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of CEA. Though its clients do, the company neither produces nor sells cannabis.

Forward Looking Statements

This press release contains forward-looking statements regarding the Company’s future business expectations, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. More information about factors that potentially could affect Surna’s financial results is included in Surna’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Statement About Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing	Investor Relations
Jamie English	Kirsten Chapman/ Becky Herrick
Marketing Manager	LHA Investor Relations
jamie.english@surna.com	surna@lhai.com
303-993-5271	(415) 433-3777

Surna Inc.

Condensed Consolidated Balance Sheets

	Sept. 30, 2016	Dec. 31, 2015
	Unaudited
ASSETS
Current Assets
Cash	$235,455	$330,557
Accounts receivable (net of allowance for doubtful accounts of $85,000 and $40,873, respectively)	48,710	299,194
Notes receivable	187,218	207,218
Interest receivable	19,412	-
Inventory	916,486	1,261,802
Prepaid expenses	176,758	193,969
Total Current Assets	1,584,039	2,292,740

Noncurrent Assets
Property and equipment, net	100,738	162,530
Intangible assets, net	665,723	647,464
Total Noncurrent Assets	766,461	809,994

TOTAL ASSETS	$2,350,500	$3,102,734

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities
Accounts payable and accrued liabilities	$1,223,296	$2,066,803
Deferred revenue	1,420,974	986,445
Current portion long term debt	-	1,551
Amounts due shareholders	60,000	216,995
Accrued interest	2,263	-
Convertible promissory notes, net	2,272,694	1,227,761
Convertible accrued interest	467,074	201,257
Derivative liability on conversion feature	-	472,967
Derivative liability on warrants	287,406	139,192
Total Current Liabilities	5,733,707	5,312,971

Noncurrent Liabilities
Amounts due shareholders-long term	15,989	-
Convertible promissory notes, net	-	523,822
Convertible accrued interest	-	80,674
Vehicle loan	-	32,564
Total Noncurrent Liabilities	15,989	637,060

TOTAL LIABILITIES	5,749,696	5,950,031

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 145,268,135 and 125,839,862 shares issued and outstanding, respectively	1,452	1,259
Paid in capital	9,780,598	8,214,271
Accumulated deficit	(13,182,018)	(11,063,599)
Total Shareholders’ Deficit	(3,399,196)	(2,847,297)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,350,500	$3,102,734

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenue	$1,170,760	$3,634,091	$5,560,837	$6,182,936

Cost of revenue	753,624	3,125,151	3,740,488	5,338,230

Gross margin	417,136	508,940	1,820,349	844,706

Operating expenses:
Advertising and marketing expenses	14,319	148,656	56,852	324,110
Product development costs	72,184	224,365	272,410	533,808
Selling, general and administrative expenses	567,512	676,325	1,662,183	2,097,513
Total operating expenses	654,015	1,049,346	1,991,445	2,955,431

Operating income (loss)	(236,879)	(540,406)	(171,096)	(2,110,725)

Other income (expense):
Interest and other income, net	10,576	-	19,060	-
Interest expense	(89,203)	(78,938)	(282,657)	(367,497)
Amortization of debt discount on convertible promissory notes	(291,000)	(716,078)	(1,335,429)	(1,727,126)
(Loss) gain on change in derivative liabilities	(62,000)	-	(348,297)	474,873
Total other (expense)	(431,627)	(795,016)	(1,947,323)	(1,619,750)

Loss from continuing operations before provision for income taxes	(668,506)	(1,335,422)	(2,118,419)	(3,730,475)

Provision for income taxes	-	-	-	-

Net loss	(668,506)	(1,335,422)	(2,118,419)	(3,730,475)

Other comprehensive income (expense)			-	-
Comprehensive loss	$(668,506)	$(1,335,422)	$(2,118,419)	$(3,730,475)

Loss per common share – basic and dilutive	$(0.00)	$(0.01)	$(0.02)	$(0.03)